UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June 30, 2009

Commission File Number 333-98397

Lingo Media Corporation
(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: August 31, 2009	By:	/s/ Michael Kraft
Michael Kraft President and CEO

Consolidated Interim Financial Statements
 (Expressed in Canadian Dollars)

LINGO MEDIA CORPORATION
June 30, 2009 and 2008
(Unaudited – See Notice to Reader)

The Consolidated Interim Balance Sheets of Lingo Media Corporation as at June 30, 2009 and the Consolidated Interim Statements of Deficit, Operations and Cash Flows for the six months then ended have not been reviewed by the Company’s auditors. These financial statements are the responsibility of management and have been reviewed and approved by the Company’s Audit Committee.

LINGO MEDIA CORPORATION
Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
June 30, 2009 and 2008
(Unaudited)

Notice to Reader

Management has compiled the Interim Financial Statements of Lingo Media Corporation (“Lingo Media” or the “Company”) consisting of the Consolidated Interim Balance Sheets as at June 30, 2009 and the Interim Statements of Deficit, Operations, and Cash Flows for the six months then ended.  All amounts are stated in Canadian Dollars. An accounting firm has not reviewed or audited these Interim Financial Statements and Management Discussion and Analysis thereon

LINGO MEDIA CORPORATION
 Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – See Notice to Reader)

CONTENTS

LINGO MEDIA CORPORATION
Consolidated Interim Balance Sheets
(Expressed in Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – See Notice to Reader)

	June 30 2009	December 31 2008
Assets

Current assets:
Cash	$1,136,182	$2,279,937
Accounts and grants receivable (Note 3)	645,985	642,543
Prepaid and sundry assets	169,707	160,161
Current assets from discontinued operation (Note 6)	3,286	34,608
	1,955,160	3,117,249

Property and equipment, net	76,436	64,839
Development costs, net	68,028	111,517
Software & web development costs, net (Note 4)	5,330,612	5,233,187
	$7,430,237	$8,526,792

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	289,731	265,344
Accrued liabilities	245,923	321,466
Unearned revenue	135,883	-
Current liabilities from discontinued operation (Note 6)	255,000	734,601
	926,537	1,321,411

Future income taxes	564,997	564,997
	1,491,534	1,886,408

Shareholders' equity:
Capital stock (Note 5 (a))	14,205,515	14,205,515
Warrants (Note 5 (b))	372,385	372,385
Contributed surplus	941,503	847,768
Deficit	(9,580,700)	(8,785,284)
	5,938,703	6,640,384

	$7,430,237	$8,526,792

See accompanying notes to Consolidated Interim Financial Statements.

Approved on behalf of the Board:

/s/ Sanjay Joshi
Sanjay Joshi
Director

/s/ Michael Kraft
Michael Kraft
Director

LINGO MEDIA CORPORATION
Consolidated Interim Statements of Deficit
(Expressed in Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – See Notice to Reader)

	Three months ended		Six months ended
	June 30 2009	June 30 2008	June 30 2009	June 30 2008
Deficit, beginning of period	$(8,889,311)	$(5,355,994)	$(8,785,284)	$(5,355,994)

Net loss for the period	(691,389)	(491,231)	(795,416)	(944,783)

Deficit, end of period	(9,580,700)	(5,847,225)	(9, 580,700)	(5,847,225)

See accompanying notes to Consolidated Interim Financial Statements.

LINGO MEDIA CORPORATION
Consolidated Interim Statements of Operations
(Expressed in Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – See Notice to Reader)

	Three months ended		Six months ended
	June 30 2009	June 30 2008	June 30 2009	June 30 2008
		(Restated see Note 6)		(Restated see Note 6)
Revenue	$654,358	$393,709	$709,678	$393,709
Direct costs	80,638	50,625	80,638	50,625
Margin	573,720	343,084	629,040	343,084

Expenses:
General and administrative	639,982	491,046	1,074,673	780,692
Development costs write-down	-	(28,184)	-	-
Amortization of property and equipment	22,929	8,509	26,169	16,932
Amortization of software & web development cost	468,862	-	468,862	-
Amortization of development cost	-	23,526	22,229	47,458
Interest and other financial expenses	(349)	39,484	313	39,484
Stock-based compensation	46,868	143,750	93,735	187,583
	1,178,293	678,131	1,685,982	1,072,149

Loss before the following:	(604,573)	(335,047)	(1,056,942)	(729,065)

Income taxes and other taxes	86,816	56,963	89,582	56,963
Loss from continuing operations:	(691,389)	(392,010)	(1,146,524)	(786,028)

Gain(Loss) - discontinued operation (Note 6)	-	(99,219)	351,109	(158,755)

Net loss for the period	$(691,389)	$(491,229)	$(795,416)	$(944,782)

Loss per share from continued operation	$(0.06)	$(0.04)	$(0.09)	$(0.08)
Earnings (loss) per share from discontinued operation	-	(0.01)	0.03	(0.02)

Weighted average number of common shares outstanding	12,457,607	9,583,637	12,457,607	9,583,637

See accompanying notes to Consolidated Interim Financial Statements.

LINGO MEDIA CORPORATION
Consolidated Interim Statements of Cash Flow
(Expressed in Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – See Notice to Reader)

	Three months		Six months
	June 30 2009	June 30 2008	June 30 2009	June 30 2008
		(Restated see Note 6)		(Restated see Note 6)
Cash flows provided by (used in):
Operations:
Net loss from continuing operations for the period	$(691,389)	$(392,010)	$(1,146,524)	$(786,028)
Items not affecting cash:
Amortization of property and equipment	22,929	8,509	26,169	16,932
Amortization of development costs	-	23,526	22,229	47,458
Amortization of software and web development costs	468,862	-	468,862	-
Stock-based compensation	46,868	143,750	93,735	187,583
Change in non-cash balances related to operations:
Accounts and grants receivable	60,363	(1,508)	(3,441)	423,913
Inventory	-	123,388	-	242
Prepaid and sundry assets	40,726	1,090	(9,546)	(8,596)
Accounts payable	167,955	137,860	24,388	84,120
Accrued liabilities	(5,630)	(120,534)	(75,543)	(15,083)
Unearned revenue	25,243	(159,755)	135,883	-
Cash provided by (used in) operating activities	135,926	(235,683)	(463,789)	(49,459)

Cash provided by (used in) discontinued operation	-	(108,377)	(97,171)	(56,584)

Financing:
Advances/loan payable	-	210,522	-	210,522
Issuance of capital stock	-	3,018	-	3,018
Increase (decrease) in advances from shareholders	-	1,978	-	-
Cash provided by financing activities	-	215,518	-	213,540

Investing:
Expenditures on software & web development costs	(284,414)	57,835	(566,288)	(329,887)
Purchase of property and equipment	(23,818)	(147)	(38,276)	(8,033)
Development costs	21,769	(26,821)	21,769	(27,774)
Cash used in investing activities	(286,463)	30,866	(582,795)	(365,694)

Decrease in cash	(150,537)	(97,675)	(1,143,754)	(258,197)
Cash, beginning of period	1,286,720	216,606	2,279,937	377,127
Cash, end of period	$1,136,183	$118,931	$1,136,183	$118,931

See accompanying notes to Consolidated Interim Financial Statements.

LINGO MEDIA CORPORATION
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – See Notice to Reader)

1. Nature of Operations:

Lingo Media Corporation (“Lingo Media” or the “Company”) is a diversified online and print education product and services company. Speak2Me Inc. (“Speak2Me”), a subsidiary acquired during 2007, is a new media company focused on interactive learning in China through its Internet-based English language web learning portal. Lingo Learning Inc. (formerly Lingo Media Ltd.), a subsidiary of Lingo Media, is a print-based publisher of English language learning programs in China.  In Canada, Lingo Media through its 70.33% subsidiary A+ Child Development (Canada) Ltd. (“A+”), until it filed a proposal to its creditors (“Proposal”) (Note 6), specialized in distributing early childhood cognitive development programs.

2. Significant accounting policies:

(a)  Basis of presentation:

The disclosures contained in these Interim Consolidated Financial Statements do not include all the requirements of Canadian Generally Accepted Accounting Principles (GAAP) for annual financial statements. The Interim Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008.

The Interim Consolidated Financial Statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of June 30, 2009 and the results of operations and cash flows for the six months then ended.

3. Accounts and grants receivable:

Accounts and grants receivable consist of:
	June 30 2009	December 31 2008
Trade receivables	$592,564	$615,501
Grants receivable	53,421	27,042
	$645,985	$642,543

4. Software and web development costs:

Speak2Me began commercial production and sale of its programs and started to record amortization expense as of April 1, 2009.  The capitalized software and web development cost has an expected life of a minimum of three years and amortization are expensed evenly over the period.   The Company evaluates the carrying cost of the assets periodically and if the book value is higher than the carrying cost, an impairment expense would be recorded at such time.

	June 30 2009	December 31 2008
Software and web development costs	$5,797,743	$5,233,187
Accumulated amortization	(467,131)	-
Net software and web development costs	$5,330,612	$5,233,187

LINGO MEDIA CORPORATION
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – See Notice to Reader)

4. Software and web development costs (continued):

Speak2Me began commercial production and sale of products as of April 1, 2009 and started to record amortization expense.  The capitalized software and web development cost has an expected life of a minimum of three years and amortization are expensed evenly over the period.   The Company evaluates the carrying cost of the assets periodically and if the book value is higher than the carrying cost, an impairment expense would be recorded at such time.

5. Capital stock and stock options:

(a) Authorized:

Unlimited preference shares, no par value
Unlimited common shares, no par value

The following details the changes in issued and outstanding common shares:

	Common Shares
	Number	Amount
Balance, January 1, 2008	9,582,262	$10,174,453
Issued:
Private placement	2,857,143	4,718,645
Options exercised	18,202	38,821
Less: Share issue costs	-	(726,404)
Balance, December 31, 2008 & June 30, 2009	12,457,607	$14,205,515

(b) Warrants:

	Warrants
	Number	Amount	Weighted Avg. Price	Weighted Avg. Life
Balance, January 1, 2008	387,500	$161,254	$6.00	1.0
Issued:
Warrants issued with private placement	2,142,858	281,357	$4.00	2.0
Warrants issued with private placement	171,428	91,028	$2.00	1.0
Less: Expired warrants	(387,500)	(161,254)	$6.00	1.0
Balance, December 31, 2008 & June 30, 2009	2,314,286	$372,385	$3.85	1.65

All outstanding warrants are exercisable as of June 30, 2009.

(c) Contributed Surplus:

Balance, January 1, 2008	$452,411
Stock-based compensation	252,791
Options exercised	(18,688)

Warrants expired	161,254
Balance, December 31, 2008	847,768
Stock-based compensation	46,868
Balance, March 31, 2009	894,636
Stock-based compensation	46,867
Balance, June 30, 2009	$941,503

LINGO MEDIA CORPORATION
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – See Notice to Reader)

5. Capital stock and stock options (continued):

(d) Stock options:

	June 30, 2009		December 31, 2008
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	633,120	$1.04	516,738	$0.98
Options granted	577,250	1.75	290,000	1.21
Options exercised	-	-	(18,202)	1.11
Options expired/cancelled	-	-	(155,416)	1.13

Outstanding, end of period	1,210,370	1.38	633,120	1.04
Options exercisable, end of period	580,620	$1.02	502,287	$0.99

The following table summarizes information about stock options outstanding at June 30, 2009:

		Options outstanding		Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number outstanding	Weighted average exercise price
$0.70 - $1.00	342,249	2.91	$0.73	328,082	$0.73
$1.01 - $1.33	155,157	1.55	1.23	146,824	1.24
$1.34 - $2.00	712,964	4.49	1.72	105,714	1.59
Total	1,210,370	3.67	$1.38	580,620	$1.02

6. Discontinued operations

On December 23, 2008, A+, the Company’s 70.33% owned subsidiary, filed a Notice of Intent to make Proposal under the Bankruptcy and Insolvency Act (“Proposal”).  On March 23, 2009, the Proposal was approved by the creditors of A+ and the Company wrote-down the carrying value of its trade payables to the amount of the Proposal, resulting in a one time gain of $368,615 to discontinued operations.  Net loss for the six months ended June 30, 2008 was $158,755.  The Company continues to restructure its operations and plans to divest from the business either through a sale or closure of the business.

All comparative figures in the financial statements have been adjusted to exclude results from discontinued operations.  The net assets of A+ were presented as assets and liabilities of the discontinued operations at their carrying value. The following table shows the major categories of assets and liabilities of the discontinued operations.

LINGO MEDIA CORPORATION
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – See Notice to Reader)

6. Discontinued operations (continued):

	June 30 2009	December 31 2008
Current assets of discontinued operation
Cash and short term investment	$3,286	$34,608
	$3,286	$34,608

Current liabilities of discontinued operation
Accounts payable	$255,000	$653,615
Bank loan	-	80,986
	$255,000	$734,601

The statement of loss for the six months ended June 30 from discontinued operations is as follows:

	June 30 2009	June 30 2008
Operating revenue	$-	$1,435,397
Expenses	(16,184)	(1,594,152)
Write-down of trade payables	367,293	-
Net gain / (loss) from discontinued operation	$351,109	$(158,755)

7. Financial instruments and risk management:

(a) Currency risk:

The Company is subject to currency risk through its activities outside of Canada.  Unfavourable changes in the exchange rate may affect the operating results of the Company.  The Company is also exposed to currency risk as a substantial amount of its revenue and expenses are denominated in U.S. Dollars, Chinese Renminbi ("RMB") and New Taiwanese Dollars (“NTW”).

There were no derivative instruments outstanding at June 30, 2009 and 2008.

(a)  Financial instruments:

The significant financial instruments of the Company, their carrying values and the exposure to U.S. Dollar, Chinese Renminbi and New Taiwan Dollar denominated monetary assets and liabilities, as of June 30, 2009 are as follows:

	US Denominated		China Denominated		Taiwan Denominated
	CAD	USD	CAD	RMB	CAD	NTW
Cash	733,712	630,879	125,575	737,801	191,698	5,407,557
Accounts receivable	-	-	569,823	3,347,941	-	-
Accounts payable	61,969	53,284	-	-	-	-

U.S. Dollars, Chinese Renminbi and New Taiwanese Dollars are converted on the prevailing period-end exchange rates.

LINGO MEDIA CORPORATION
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – See Notice to Reader)

7. Financial instruments and risk management (continued):

(c) Fair market values:

The carrying values of cash, short-term investment, accounts and grants receivable, accounts payable, accrued liabilities, bank loans and loans payable approximate their fair values due to the relatively short periods to maturity.

(d) Concentration of risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.  Cash and short-term investment consist of deposits with major financial institutions.  With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them.  Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

(d) Interest rate risk:

The Company manages its exposure to interest rate risk through floating rate borrowings. The floating rate debt is subject to interest rate cash flow risk, as the required cash flows to service the debt will fluctuate as a result of changes in market rates.

8. Segmented information:

The Company operates two distinct reportable business segments as follows.

Online English Language Learning: The Company offers a groundbreaking online service using robust speech recognition technology acquired through its acquisition of Speak2Me in October 2007.

Print-Based English Language Learning: The Company develops, publishes, distributes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school market in China.

Six months ended June 30, 2009	Online English Language Learning	English Language Learning	Total
Revenue	$165,960	$543,718	$709,678
Cost of sales	11,314	69,324	80,638
Margin	154,646	474,394	629,040
Acquisition of property and equipment	-	38,276	38,276
Segment assets	5,932,107	1,498,130	7,430,237
Segment loss	$981,549	$164,975	$1,146,524

LINGO MEDIA CORPORATION
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – See Notice to Reader)

8. Segmented information (continued):

Six months ended June 30, 2009	Online English Language Learning	English Language Learning	Total
Revenue	$165,960	$543,718	$709,678
Cost of sales	11,314	69,324	80,638
Margin	$154,646	$474,394	$629,040

Six months ended June 30, 2008	Online English Language Learning	English Language Learning	Total
Revenue	$-	$393,709	$393,709
Cost of sales	-	50,626	50,626
Margin	$-	$343,083	$343,083

The Company's revenue by geographic region based on the region in which the customers are located is as follows:

	June 30 2009	June 30 2008
Canada	$-	$-
China	709,678	393,709
	$709,678	$393,709

The majority of the Company’s identifiable assets as at June 30 are located as follows:

	June 30 2009	June 30 2008
Canada	$7,053,075	$7,268,023
China	377,162	392,846
	$7,430,237	$7,660,869

LINGO MEDIA CORPORATION
Notes to Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)
June 30, 2009 and 2008
(Unaudited – See Notice to Reader)

9. Reconciliation of Canadian and United States generally accepted accounting principles:

These Interim Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles. Except as set out below, these financial statements also comply, in all material aspects, with the United States generally accepted accounting principles.

The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP.

Statements of Operations:

	June 30 2009	June 30 2008
Loss for the period - Canadian GAAP	$(795,416)	$(944,782)
Impact of United States GAAP and adjustments:
Amortization of development costs	22,229	47,458
Software and web development costs	197,331	(378,722)
Loss for the period - United States GAAP	$(575,856)	$(1,276,046)

The cumulative effect of these adjustments on the consolidated shareholders' equity of the Company is as follows:

	June 30 2009	December 31 2008
Shareholders' equity - Canadian GAAP	$5,938,703	$6,640,384
Development costs	(89,798)	(111,517)
Software & web development costs	(5,330,612)	(5,233,187)
Shareholders' equity - United States GAAP	$518,293	$1,295,680

10. Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current period.